UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - 03 November 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 03, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: November 03, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

3rd November 2009

BARCLAYS PLC

Barclays Broadens Executive Committee

Barclays today announces the broadening of its Executive Committee and changes to its structure and senior management responsibilities, positioning its businesses to deliver strongly in the evolving financial services industry.

The Executive Directors of the Group, John Varley, Group Chief Executive, Robert E Diamond Jr, Group President, and Chris Lucas, Group Finance Director, will be joined on the Executive Committee by the leaders of a number of Barclays business units and control and governance functions, promoting new talent to the most senior executive level.  The Executive Committee, which is chaired by John Varley, has responsibility for executing the strategy determined by the Barclays Board.

The changes are as follows:

  A new business grouping, to be called Global Retail Banking (GRB), comprising UK Retail Banking, Barclaycard and the former GRCB Western Europe and Emerging Markets businesses, will be led by Antony Jenkins, currently Chief Executive of Barclaycard. He will report to John Varley.
  A new business grouping, to be called Corporate and Investment Banking (CIB) and Wealth Management, comprising Barclays Capital, Barclays Commercial Bank and Barclays Wealth, will be led by Group President Robert E Diamond Jr. Jerry del Missier and Rich Ricci will be co-Chief Executives of the Corporate and Investment Bank. Tom Kalaris, Chief Executive of Barclays Wealth, will continue to lead the Wealth Management business. Jerry del Missier, Tom Kalaris, and Rich Ricci will report to Robert E. Diamond Jr.
  Maria Ramos, Chief Executive Officer, Absa (the Group's majority owned South African subsidiary) will report to John Varley.
  As a result of the above changes, Antony Jenkins, Maria Ramos, Jerry del Missier, Rich Ricci, and Tom Kalaris will join the Group Executive Committee.
  In addition, Mark Harding, Group General Counsel, Robert Le Blanc, Chief Risk Officer and Cathy Turner, Group Human Resources Director will join the Group Executive Committee. Mark Harding will continue to report to John Varley. Robert Le Blanc will continue to report to Group Finance Director Chris Lucas. Cathy Turner, who is responsible for Group HR, strategy, corporate affairs and brand & marketing, will report to Robert E Diamond Jr.

As a result of these changes, Frits Seegers, currently Chief Executive, GRCB, will leave Barclays following a handover and resigns as Director of Barclays PLC and Barclays Bank PLC with immediate effect.

Barclays will release its Interim Management Statement for the third quarter of 2009 as planned on 10 November 2009. Profit before tax for the Group for the third quarter was consistent with the run rate for the first half of 2009.

John Varley, Group Chief Executive, says:

"The structure and promotions we are announcing today are designed to position Barclays strongly in an industry that is experiencing rapid change. At their heart is developing our capabilities to benefit the customers and clients of Barclays within a strong governance framework which is well attuned to the events of the last two years.

Our expanded Executive Committee demonstrates the depth and breadth of talent across Barclays, and I am pleased that Bob, Chris and I will be joined by new members who have so much to contribute.

I am sad these changes result in Frits leaving the Group. Frits has had a transformational impact on our retail and commercial businesses globally. I am extremely grateful for the energy and commitment he has brought to Barclays and for the momentum he created during the last three years."

Robert E Diamond Jr, Group President, says:

"As the world emerges from the turmoil of the last two years, Barclays has strong momentum and is doing business with more clients and customers across a wider array of products and services than ever before.

The restructuring will enhance our ability to respond rapidly to the opportunities ahead as we work alongside our clients and customers. Our mission is to help them realise their ambitions and thus contribute to economic growth and prosperity. This strong and talented Executive Committee team will enable us to do just that.

I have very much enjoyed working with Frits over the years as a fellow Executive Director and Exco colleague and wish him all the best for the future. "

Marcus Agius, Group Chairman, says:

"The Board welcomes this development in the structure of the Group and also welcomes the bringing forward onto Barclays Executive Committee of several business and functional leaders. This will enable us to continue to deliver strongly for all stakeholders in the future. The Board thanks Frits for his significant contribution at Barclays and wishes him well for the future."

Frits Seegers says:

"I have enjoyed my time at Barclays working within the leadership team. I am also proud of what my team and I have achieved.  Barclays is a great company and I wish it all the best going forward."

ENQUIRIES

Analysts and Investors
Stephen Jones                                                                     +44(0)207 116 5752

Media
Alistair Smith                                                                       +44(0)207 116 6132

Notes to editors:

The Barclays Group Executive Committee members:

  John Varley, Group Chief Executive
  Robert E. Diamond Jr, Group President
  Chris Lucas, Group Finance Director
  Jerry del Missier, Co-Chief Executive, CIB
  Mark Harding, Group General Counsel
  Antony Jenkins, Chief Executive, GRB
  Tom Kalaris, Chief Executive, Barclays Wealth
  Robert Le Blanc, Chief Risk Officer
  Maria Ramos, Chief Executive, Absa
  Rich Ricci, Co-Chief Executive, CIB
  Cathy Turner, Group Human Resources Director

The management changes announced today will take effect immediately.  Financial reporting will reflect these changes from 2010.

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the USA, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.